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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35379

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2020**   AND ENDING   **DECEMBER 31, 2020**
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HANKERSON FINANCIAL, INC.**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

3400 DAKOTA AVENUE
(No. and Street)

NASHVILLE	**TN**	**37209**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 DAVID MALAT   **908-803-8090**
                                                                            (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)   Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, _____ **DAVID MALAT** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **HANKERSON FINANCIAL, INC.** _____ , as of _____ **DECEMBER** **31,** **2020** _____ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO
Title



Public Notary

ERICK I. MORALES
Notary Public of New Jersey
ID# 50087022
Commission Expires July 27, 2023

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANKERSON FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2020

TABLE OF CONTENTS



Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Hankerson Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hankerson Financial, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Hankerson Financial, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hankerson Financial, Inc.'s management. Our responsibility is to express an opinion on Hankerson Financial, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hankerson Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Hankerson Financial, Inc.'s auditor since 2018.

Maitland, Florida

March 16, 2021


Hankerson Financial, Inc.
Statement of Financial Condition
December 31, 2020



Assets


Cash	$	12,615
Commissions Receivable		10,055
Other Receivables		1,886
Prepaid Expenses		1,235
Total Assets	$	25,791


Liabilities and Stockholder's Equity


Liabilities

Commissions Payable	$	3,871
Accounts Payable		2,500
Total Liabilities		6,371

Stockholder's equity

Common Stock, No Par Value, 100,000 Shares Authorized,		
15,000 Shares Issued and Outstanding		15,000
Additional Paid in Capital		10,000
Retained Earnings-Deficit		(5,580)
Total Stockholder's Equity		19,420
Total Liabilities and Stockholder's Equity	$	25,791

The accompanying notes are an integral part of this financial statement.

Hankerson Financial, Inc.
Notes to the Financial Statement
December 31, 2020

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Hankerson Financial, Inc. (the "Company") was incorporated in the State of Arizona on December 23, 1985. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statement.

Estimates

The presentation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

With the consent of its stockholder, the Company had elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. As of June 1, 2020, the Company's S Corporation election terminated. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal income taxes is included in the financial statement.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statement. The evaluation was performed through the date the financial statement was available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on the financial statement, except as disclosed in Note 9.

Note 2:   INVESTMENTS, AT MARKET VALUE

Investments, at market value are comprised of an investment in a mutual fund. The Company liquidated all investment accounts in 2020. As of December 31, 2020, the fair market value of this investment is $0.

Note 3: INCOME TAXES

As discussed in Note 1 the Company recorded no provision or liability for Federal income taxes in the financial statement. Beginning on June 1, 2020, the Company became a C Corporation subject to Federal income taxes. For the period June 1, 2020 to December 31, 2020 the Company did not incur any liability for Federal income taxes.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Assets	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Investments, at market value	$ 0	$ 0	$ -	$ -
Total	$ 0	$ 0	$ -	$ -

Note 5: RELATED PARTY TRANSACTIONS

In February 2016, the FASB issued ASU 2016-02 Leases – (Topic 842). ASU 2016-2 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with disclosure of key information about leasing arrangements. The Company has elected not to apply the recognition requirements of Topic 842 relating to its office lease and instead has elected to recognize the lease payments as lease costs on a straight-line basis over the lease term. The office lease including an expense sharing agreement that included: office space, secretarial services, office related expenses such as copier, telephone, paper etc. The agreement was terminated on September 30, 2020.

There is no amount payable to the related party on December 31, 2020.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $10,115 which was $5,115 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($6,371) to net capital was 0.63 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: GUARANTEES

FASB ASC 460. Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2020 or during the year then ended.

Note 9: CHANGE IN COMPANY OWNERSHIP AND SUBSEQUENT EVENT

On June 1, 2020, the Company's sole stockholder sold 24.9% of their stock to an unrelated third party pursuant to a securities purchase agreement which provided that the 75.1% balance of the ownership would be sold upon FINRA approval of the change in ownership. FINRA provided its approval on January 8, 2021 and on February 8, 2021 the purchase of the balance of the shares was consummated.

Note 10: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020.